UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
( ) Form 3 Holdings Reported.
( ) Form 4 Transactions Reported.

1. Name and Address of Reporting Person
   Stevens, Alan H.
   1083 Sain Street
   Fayetteville, AR 72703
   USA
2. Issuer Name and Ticker or Trading Symbol
   Southwestern Energy Company (SWN)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2000
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President of wholly owned subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/28/2000 J (1)         42.734      A      $5.7800                     D
Common Stock                       02/04/2000 J (2)         232.171     A      $6.2730                     D
Common Stock                       02/04/2000 J (2)         29.016      A      $6.2730                     D
Common Stock                       02/25/2000 J (1)         17.828      A      $6.8430                     D
Common Stock                       05/05/2000 J (2)         175.369     A      $8.4050                     D
Common Stock                       05/05/2000 J (2)         25.432      A      $8.4050                     D
Common Stock                       12/14/2000 A             1500        A      $0.0000    29929.802        D
                                                                               (3)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $7.4375  12/14/2000 A         10667       12/14/2001 12/14/2010 Common  10667    $0.0000             D
(Right to buy)                                           (4)                   Stock            (3)
Stock Options  $7.4375  12/14/2000 A         5333        12/14/2003 12/14/2010 Common  5333     $0.0000    16000    D
(Right to buy)                                           (4)                   Stock            (3)

Explanation of Responses:
(1) Payroll deductions used to purchase Company stock through the Company's DirectService Program.
(2) Dividend reinvestment made through the Company's DirectService Program.
(3) Granted in consideration of services as an officer.
(4) Option becomes exercisable in three equal annual installments beginning on the first anniversary of the grant date specified in Column 3 or immediately upon a change in control.

SIGNATURE OF REPORTING PERSON
/s/ Alan H. Stevens

DATE
02/02/2001